Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

April 27, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Sonia Barros, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc. Post-effective amendment to Form S-11 Filed April 16, 2012 File No. 333-163069

Dear Ms. Barros:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in connection with the Company’s Post-Effective Amendment to the Registration Statement on Form S-11 filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 13, 2012 (No. 333-163069) (the “Post –Effective Amendment”). In connection with the Post-Effective Amendment, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.